UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12-18-02
1-8610

03006903

February 5, 2003

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

Re: SBC Communications Inc.
Incoming letter dated December 18, 2002

Dear Mr. Wirtz:

This is in response to your letters dated December 18, 2002 and January 13, 2003 concerning the shareholder proposal submitted to SBC by Benno M. and Madeline H. Wallach. We also have received a letter from the proponents dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Benno M. and Madeline H. Wallach
P.O. Box 833
Seabrook, TX 77586

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

December 18, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2003 Annual Meeting
Shareholder Proposal of Benno and Madeline Wallach

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Benno and Madeline Wallach for inclusion in SBC's 2003 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2003 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement and the proponents' letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the proponents advising them of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

The Proposal

On October 23, 2002, SBC received a letter from the proponents containing the following proposal:

> *Be it resolved, that this is the sense of the shareholders: Upon expiration of currently existing agreements, no achievement bonuses or incentives shall be proffered to members of corporate management. These spawn greed. The board shall develop a simple and fair compensatory structure, unencumbered by complicated emoluments, to replace the current system. The new incentive for executives will be, *if you meet the goals set by your corporate board you will be retained; if you fail to do so, you may be replaced*.*

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's 2003 proxy statement for the reasons stated below.

Reasons the Proposal May Be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(3): The proposal is vague and indefinite and, therefore, contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal would eliminate annual bonuses, sales commissions, performance incentives, and other awards tied to performance of one kind or another. At SBC, incentive awards comprise up to 30% of compensation for junior and middle managers and over 50% of compensation for senior managers. The percentages increase even more when options are included, while the percentages for commission-based employees can be even higher.

The proposal would also have the Board create a "simple and fair compensatory structure" for its management employees that would be "unencumbered by complicated emoluments." This compensatory structure would affect approximately 60,000 management employees in thousands of different positions, encompassing both national and international geographical areas.

Unfortunately, the proposal offers no details on eliminating the incentive-based awards. It is not clear whether the proposal would result in incentive awards being replaced with additional salary or whether the incentives would simply be eliminated. Since the incentive-based portion of executive compensation can exceed 50% of an executive's compensation, this is a crucial omission from the proposal, giving the shareholder no guidance as to the potential effect of his vote.

Nor is there any guidance for determining what is a "simple and fair compensatory structure," or how it would be used for such a diverse group. Various organizations have, from time to time, advocated differing definitions of "fair" compensation, demonstrating extraordinarily diverse views on the concept. In the Nov./Dec. 2002 issue of *Across the Board*, several individuals stated their views regarding executive compensation in the article entitled "How Much Should a CEO Make?" Some examples follow:

> Companies should "...pay their top executive no more than 25 times what the lowest-paid worker makes..." *Sarah Anderson, Director, Institute for Policy Studies*

> "CEO base salary should be what the market bears." *Scott Cleland, CEO, Precursor Group*
>
> "...each company would structure a compensation package that was based upon the perceived value of the executive." *Dan Ryterband, Managing Director, Frederic W. Cook & Co.*
>
> "A well-designed CEO-compensation plan has four elements to it. One is base salary, one is a short-term bonus..., then there's a longer-term cash bonus...and finally...stock options..." *Jim Mitchell, Founder, Mitchell Center for Ethical Leadership in Financial Services at The American College, Bryn Mawr*

Finally, managers often have their own views as to what is "fair," creating another multitude of potential variations. *Across the Board* reports that Mary Gilbert (former Project Manager at WorldCom) "recommends paying a CEO up to 10% more than what executives right below him make, and paying those executives 10% more than what workers below them earn, and so on down the line." The same article goes on to say that Jill Dougherty (former Engineer at WorldCom) "suggests that CEO's salary should be 25% more than that of the next lower executive," and an unnamed former director at Enron said, "a CEO should be allowed to receive as much compensation as he can negotiate."

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted from a registrant's proxy materials if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The proponents' proposal is unclear in what it is asking shareholders to approve, and is, therefore, misleading.

The Staff of the Division of Corporation Finance has consistently found that proposals may be omitted from proxy materials when the proposals are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (*Philadelphia Electric Co.*, July 30, 1992). See *Puget Energy, Inc.* (March 7, 2002–proposal to implement a policy of "improved corporate governance," an undefined term, was properly excludable because it was vague and indefinite) and *Abbott Laboratories* (January 29, 2002–proposal to freeze compensation paid to the five most highly paid executive officers if the company paid fines had no limit on the length of the freeze, and was properly excludable because it was vague and indefinite).

As shown by the wide variety of views on what constitutes "fair" compensation as well as the proposal's failure to address the most basic issue of whether the incentive awards were to be replaced at all, the proposal fails to provide sufficient information to a shareholder to determine the effect of his or her vote. A shareholder being asked to vote on the proposal could not predict whether employee compensation would stay the same, be significantly slashed, or grow dramatically. Nor could the shareholder determine which of the many available and wide-ranging "fair" compensation methods could be used or their ultimate impact. In short, a shareholder simply would be unable to determine how his or her vote would affect compensation.

In addition, the proposal states that "The new incentive for executives will be, *if you meet the goals set by your corporate Board you will be retained; if you fail to do so, you may be replaced*." In essence, this calls on the Board to make an employment decision every time a goal is not met without providing any guidance as to what standards to use. How serious must an infraction be before it rises to the level where the employee is replaced? Will he be fired if he is late to work, misses a staff meeting, or fails to meet the sales quota for one month? Must the manager meet specific goals each day, week, month? How many goals must be missed before the employee is replaced? While the proposal calls for employment action by the Board, the shareholder simply cannot know whether it is going to create a wholesale increase in terminations or it is just business as usual.

Therefore, this proposal is inherently vague, confusing and misleading. As such, the proposal violates Rule 14a-9's prohibition on materially false or misleading statements in the proxy and may be properly excluded under Rule 14-a8(i)(3).

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to the company's ordinary business operations.

The proposal seeks to eliminate achievement bonuses and incentives paid to "members of corporate management," in an effort to change the general compensation policies of the company. SBC's "corporate management" consists of 60,000 employees. As part of its general compensation practice, SBC pays *substantially all* of its managerial employees some form of incentive compensation, such as: annual bonuses, sales commissions, performance incentives, and other awards, in each case tied to performance of one kind or another, including stock options.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the Board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff has generally viewed proposals directed at a company's general employment and compensation policies and practices with respect to its workforce to be uniquely matters relating to the conduct of the company's ordinary operations. See *Amgen, Inc.* (February 5, 1998–proposal to eliminate reload and repricing provisions in stock option plans was properly excludable) and *Chevron Corporation* (January 16, 1996–proposal to eliminate bonus compensation to employees was properly excludable). Also, *see Lucent Technologies* (November 6, 2001–proposal to decrease the salaries, remuneration and expenses of all officers and directors was properly excludable); *Comshare, Inc.* (September 5, 2001–proposal to disclose strategy for awarding stock options to top executives and directors was properly excludable); *Avondale Financial Corp.* (February 11, 1998–proposal to freeze bonuses was properly excludable); *FPL Group, Inc.* (February 3, 1997–proposal to restrict compensation paid to middle and executive management was properly excludable); and *Union Pacific Corporation* (December 11, 1996–proposal to modify stock option plans was properly excludable).

In summary, the proposal addresses "general compensation matters," and would affect all managers, regardless of their level within the company. The level and form of compensation and other employment decisions should appropriately be left, as ordinary business matters, to the management and Board of directors of SBC. Accordingly, the proposal relates to the SBC's ordinary business operations and is properly excludable from SBC's proxy materials under Rule 14a-8(i)(7).

* * *

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: Dr. Benno and Madeline Wallach



FROM THE DESK OF
Dr. Benno M. Wallach

October 13, 2002

Corporate Secretary
SBC Communications, Inc.
175 E. Houston
San Antonio, TX 78205

Dear Sir/Madam:

It is our intention to introduce enclosed resolution in person at the next annual meeting of the corporation. Please have it printed in the notification that will be sent to stockholders. Should the format not meet legal requirements, please notify us.

Sincerely,

Benno M. Wallach

Madeline H. Wallach

Po Box 833, Seabrook, TX 77586 [redacted] Fone 281.474.3611 [redacted]

DR. BENNO M. WALLACH

October 13, 2002

STOCK HOLDER MOTION by
Benno M. Wallach and Madeline H. Wallach

PROLEGOMENON:

The current system of corporate governance has frequently spawned incredible rewards for corporate officers, at times bordering on the obscene, and at the expense of the legitimate owners, the shareholders.

Management selects and nominates individuals to sit on corporate boards, and sets their level of compensation. Shareholders vote to seat such nominees, usually without questioning why these individuals were selected. The board members -- known as outside directors if they are not employees of the corporation -- in turn set the remuneration levels of the very corporate officers who brought them into the picture in the first place. It is a simple case of "I scratch your back, and you scratch mine".

Moreover, more often than not, incentive goals are offered to corporate officers to attract "extraordinarily financially talented managers", This is a ruse, for the proponents of such proposals are the very same directors who set the targets which trigger the rewards. At times the bar is set so low as to make achievement of these objectives virtually impossible to miss!

At the time of this writing, federal legislation addressing some of these problems been instituted, but its scope must be widened considerably to become truly effective. Unfortunately, so far no one has devised a better system to build and operate a corporate structure. However, a beginning can be made by eliminating some of the most egregious offenses.

The cry, "it can't be done, because without offering incentives and bonuses we will never attract the caliber of executives we need", emanates from self serving individuals. Many corporations did equally well or better in the past without such recent enhancements. We believe that as long as adequate compensation is offered, there will always be viable candidates aspiring to top management positions. Wall Street columnist James B. Stewart (SmartMoney.com, 7/16/02) has the same idea: "Ban noncash executive compensation").

<u>RESOLUTION:</u>

BE IT RESOLVED, THAT THIS IS THE SENSE OF THE SHAREHOLDERS: UPON EXPIRATION OF CURRENTLY EXISTING AGREEMENTS, NO ACHIEVEMENT BONUSES OR INCENTIVES SHALL BE PROFFERED TO MEMBERS OF CORPORATE MANAGEMENT. THESE SPAWN GREED. THE BOARD SHALL DEVELOP A SIMPLE AND FAIR COMPENSATORY STRUCTURE, UNENCUMBERED BY COMPLICATED EMOLUMENTS, TO REPLACE THE CURRENT SYSTEM. THE NEW INCENTIVE FOR EXECUTIVES WILL BE, *IF YOU MEET THE GOALS SET BY YOUR CORPORATE BOARD YOU WILL BE RETAINED; IF YOU FAIL TO DO SO, YOU MAY BE REPLACED*.

Stockholders are urged to vote for this motion. IT IS DOABLE.



FROM THE DESK OF

Dr. Benno M. Wallach

December 30, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

In re: Stockholder's Annual Meeting motion, addressed to Corporate Secretary, SBC Communication, Inc.

Ladies and Gentlemen:

Under date of **October 13, 2002, the undersigned submitted a shareholder's resolution to be voted on at the next annual shareholders' meeting.** It was sent by certified mail, and receipt was acknowledged on October 17, 2002.(cf. enclosure). In a letter addressed to your office, dated December 18, 2002, Mr. Wayne A. Wirtz, Assistant General Counsel of SBC, erroneously informed you that the letter had been received on October 23, 2002. The difference between receipt and response was an unacceptable 62 days.

In my cover letter, dated October 13, 2002, I wrote, "Should the format not meet legal requirements, please notify us". (I am writing on behalf of both my wife and myself). Mr. Wirtz is well aware of the fact that I am not an attorney, and if the motion was in any way deficient, he should, in a timely manner, have informed me of this, and have given me an opportunity to cure it.

Mr. Wirtz has, in the communication addressed to you, of which I have received a copy, complained that , " .... the proponents' proposal is unclear in what it is asking shareholders to approve ...." Please permit me, therefore, to emend the motion, and substitute for the words *members of corporate management* the words **"Corporate officers of SBC Communications, Inc".** As for the phrase " .... *a simple and fair compensatory structure, unencumbered by complicated emoluments* ....", the words say precisely what is intended, to wit, that the Board shall use its discretion to arrive at an appropriate formula, possibly by recommendation of its compensation committee.

Po Box 833, Seabrook, TX. 77586 E MAIL RABBIBMW@FLASH.NET Fone 281.474.3611 FAX 281.474.7142

DR. BENNO M. WALLACH

By no stretch of the imagination can this motion be interpreted as a "Matter relating to the company's ordinary business operations" (Rule14a-8(i)(7). It is an expression by the shareholders that they are not satisfied with the performance of their corporate officers, who, despite unsatisfactory work performances, receive incredibly high, and disproportionate compensation. In effect, this motion reminds the Board that their fealty belong to the corporation's shareholders, and not to the corporate hierarchy.

To simplify the mechanics of this matter, herewith is the emended version of our motion, of which I shall also notify Mr. Wirtz.

BE IT RESOLVED, THAT THIS IS THE SENSE OF THE SHAREHOLDERS: UPON EXPIRATION OF CURRENTLY EXISTING AGREEMENTS, NO ACHIEVEMENT BONUSES OR INCENTIVES SHALL BE PROFFERED TO CORPORATE OFFICERS OF SBC COMMUNICATION, INC. THESE SPAWN GREED. THE BOARD SHALL DEVELOP A SIMPLE AND FAIR COMPENSATORY STRUCTURE, UNENCUMBERED BY COMPLICATED EMOLUMENTS, TO REPLACE THE CURRENT SYSTEM. THE NEW INCENTIVE FOR EXECUTIVES WILL BE, IF YOU MEET THE GOALS SET BY YOUR CORPORATE BOARD, YOU WILL BE RETAINED; IF YOU FAIL TO DO SO, YOU MAY BE REPLACED.

In the event that this motion is in any way not acceptable as a proposal at the annual shareholders meeting in 2003, please contact us by return mail.

Respectfully,

Benno M. Wallach

Madeline H. Wallach

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FROM THE DESK OF

Dr. Benno M. Wallach

December 30, 2002

Mr. Wayne A. Wirtz, Esq.
Corporate Secretary
SBC Communications, Inc.
175 E. Houston
San Antonio, TX 78205

COPY

Dear Mr. Wirtz:

Enclosed please find a copy of my letter to the SEC, dated 12/30/02, written in response to your communication to that agency, dated December 18, 2002.

Please note that page 2 of my letter contains an emended version of my original motion, to be presented at the annual shareholders meeting in 2003.

Should you find any impediment therein which might prevent presentation of that motion, please notify me by return mail.

Sincerely

Benno M. Wallach

(Representing himself and his wife, Madeline H. Wallach, herein, and in future communications. Should you need verification of that, please so indicate).

COPY

Po Box 833, Seabrook, TX. 77586 E MAIL RABBIBMW@FLASH.NET Fone 281.474.3611 FAX 281.474.7142

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

January 13, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2003 Annual Meeting
Shareholder Proposal of Benno and Madeline Wallach

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On December 18, 2002, SBC submitted a letter to the Division of Corporation Finance notifying the Division that it intended to omit from its 2003 proxy statement a shareholder proposal submitted by Benno and Madeline Wallach. On January 6, 2003, SBC received a copy of the proponents' letter to the Division, dated December 30, 2002, setting forth their response to the letter from SBC and attempting to amend their proposal. As discussed below, SBC does not accept the amended proposal pursuant to Staff Legal Bulletin No. 14, E.3.

In their December 30 letter, the proponents attempt to amend their proposal by changing the phrase "members of corporate management" to "corporate officers of SBC Communication,[sic] Inc." In Staff Legal Bulletin No. 14, at E.3., the Division confirms that the company has the right to refuse to accept any changes made to a proposal by the shareholder, and *SBC hereby rejects the amended proposal.*

In any event, the revision does not clarify the proposal. In its December 18 letter, SBC explained that "members of corporate management" comprised a large, diverse group. This is also true for the group of "corporate officers of SBC Communication, Inc." Each group consists of employees for which the determination of compensation policies and practices are deemed by the Staff to be uniquely matters relating to the conduct of the company's ordinary business operations (general compensations matters) excludable under Rule 14a-8(i)(7). See *Lucent Technologies* (November 6, 2001-proposal to decrease the salaries, remuneration and expenses of all officers and directors was properly excludable as ordinary business); *Comshare, Inc.*

(September 5, 2001–proposal to disclose strategy for awarding stock options to top executives and directors was properly excludable as ordinary business); *Avondale Financial Corp.* (February 11, 1998–proposal to freeze bonuses was properly excludable as ordinary business); and *FPL Group, Inc.* (February 3, 1997–proposal to restrict compensation paid to middle and executive management was properly excludable as ordinary business). The Staff has generally viewed proposals directed at a company's general employment and compensation policies and practices with respect to its workforce to be uniquely matters relating to the conduct of the company's ordinary operations. See *Amgen, Inc.* (February 5, 1998); *Chevron Corporation* (January 16, 1996); and *Union Pacific Corporation* (December 11, 1996).

Moreover, the proposal is vague and indefinite. The proposal is unclear about what it is asking shareholders to approve, and is, therefore, misleading. As stated in SBC's December 18 letter, the proposal fails to provide any guidance for determining what is a "a simple and fair compensatory structure, unencumbered by complicated emoluments" or how it would be used for SBC's large and diverse group of corporate managers. A shareholder voting on the proposal could not determine which of the many available "fair' compensation methods could be used or their ultimate impact. For many mid and upper level managers, the incentive compensation that the proponent wants to eliminate in the first part of the proposal represents over 50% of the managers' compensation. Depending on how a shareholder interprets the second part of the proposal calling for a new, unexplained compensation scheme, the shareholder could be voting for the company to more than double managers' cash salaries or cut their overall compensation in half. In short, a shareholder simply would be unable to determine how his or her vote would affect compensation. Therefore, this proposal is inherently vague, confusing and misleading. As such, the proposal violates Rule 14a-9's prohibition on materially false or misleading statements in the proxy and may be properly excluded under Rule 14a-8(i)(3).

Therefore, in my opinion, SBC may omit the proposal from its proxy materials for its 2003 Annual Meeting under Rule 14a-8.

Six copies of this letter are enclosed. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures
cc: Dr. Benno and Madeline Wallach

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

January 13, 2003

Dr. Benno and Madeline Wallach
P. O. Box 833
Seabrook, TX 77586

Dear Dr. Benno and Madeline Wallach:

On January 6, 2003, we received your letter transmitting your letter to the Securities and Exchange Commission (SEC) setting forth your response to our letter to the SEC dated December 18, 2003. The company has determined to reject your amended proposal from its 2003 proxy materials. A copy of SBC's letter to the SEC is enclosed, detailing our reasons for the action.

Sincerely,

Wayne Wirtz

Enclosure

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 18, 2002

The proposal requests that "upon expiration of currently existing agreements, no achievement bonuses or incentives shall be proffered to members of corporate management" and that the board of directors develop a simple and fair compensatory structure.

We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that SBC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

You have expressed your view that SBC may exclude the proposal under rule 14a-8(i)(7) because it relates to SBC's ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers only, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides SBC with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor